Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Election and Appointment of Supervisor

and

Appointment of Chairman of Supervisory Committee

References are made to the notice of the extraordinary general meeting of the Company on 20 October 2011 (the “EGM”) and the circular (the “Circular”) of PetroChina Company Limited (the “Company”) in relation to the renewal of continuing connected transactions in respect of 2012 to 2014 and resignation and election of supervisor dated 5 September 2011 and the announcement of the Company in relation to the resignation of supervisor dated 5 September 2011, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the EGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 20 October 2011 by way of physical meeting.

The Board of Directors announces that Mr Chen Ming, resigned from his office as Supervisor and the Chairman of the supervisory committee of the Company (the “Supervisory Committee”) due to age. The resignation has taken immediate effect from 20 October 2011 after a new Supervisor has been elected at the EGM. Mr Chen confirmed that he has no disagreement with the Board of Directors, the Supervisory Committee and the Company and there is no other matter that needs to be brought to the attention of the shareholders of the Company in relation to his resignation. The Board of Directors expresses its sincere gratitude to Mr Chen for his contributions to the Company during his term of office.

The Board of Directors also announces that at the EGM, Mr Wang Lixin was elected as a new Supervisor with immediate effect. In addition, pursuant to the resolution passed at the third meeting of the fifth session of the Supervisory Committee held on 20 October 2011, Mr Wang Lixin was appointed as the Chairman of the Supervisory Committee with immediate effect.

Please refer to the section headed “Resignation and election of supervisor” in the Circular as noted above for the biographical information and other details to be disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in relation to the appointment of Mr Wang Lixin as Supervisor and the Chairman of Supervisory Committee.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, China

20 October 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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